ARLS

MAR 3 2004

LITTLE SIOUX

CORN

PROCESSORS, LLC

TM

P.E.
9-30-03

2003 ANNUAL REPORT

To Our Unit Holders:

There can be little doubt that ethanol is fueling America and, as of April 2003, Little Sioux Corn Processors, LLC is a part of that process.

In April 2003, we substantially completed construction of a 40 million gallon per year ethanol plant near Marcus, Iowa and commenced plant operations. On April 3 we began processing corn at the plant and the first ethanol rail car was loaded on April 15. In May and June, we completed preliminary testing of plant operations and start-up production. The plant passed all the preliminary testing and graduated in June 30, 2003 to full-time production of ethanol and distillers grains. Since commencement of plant operations, the plant's production capacity has consistently exceeded the 40 million gallon annual production guarantee provided by Fagen, Inc., our design-builder, as measured on a pro rata basis. We sell and distribute our ethanol and distillers grains nationwide.

The next 12 months promise to be active as we continue to operate the ethanol plant. We plan on installing a regenerative thermal oxidizer and an additional centrifuge to allow the plant to continue producing in excess of 40 million gallons of ethanol per year while still meeting the emissions standards.

We anticipate paying off our remaining balance on the design-build contract within the next 6 months, pending satisfactory completion of certain performance guarantees provided under the contract. As of September 30, 2003, final construction costs, including the outstanding balance of $250,000, are approximately $45.5 million. Final construction costs only include amounts due to our design-builder and do not include other costs incurred in connection with construction of the plant such as the cost of land, expenses for landscaping, drainage systems, access roads and rail switches, which total approximately an additional $4.9 million.

We conducted emissions testing in September 2003 and again in December 2003 in an effort to allow the plant to operate at higher production levels while satisfying, by an increased margin, the requirements for emissions standards. The plant passed the December emissions testing by an increased margin while operating at higher production levels.

We expect to have sufficient cash available to cover our costs over the next 12 months. The following is our estimate of our costs and expenditures for the next 12 months:

Operating Costs:		
Corn Costs	$	36,363,000
General and administrative costs		3,224,000
Natural Gas Costs		6,962,000
Chemical Costs		4,501,000
Other Production Costs		4,049,000
Total operating costs	$	55,099,000

Of course, the estimates in the table set forth above are based upon our limited operational experience and that of our design-builder with other ethanol plants similar to ours. These are only estimates and factors outside our control could make our actual expenses and costs much higher. Some factors that could affect our estimates are:

- Changes in the availability and price of corn;
- Changes in the environmental regulations that apply to our plant operations;

- Increased competition in the ethanol industry;
- Changes in interest rates or the availability of credit;
- Changes in our business strategy, capital improvements or development plans;
- Changes in plant production capacity or technical difficulties in operating the plant;
- Changes in general economic conditions or the occurrence of certain events causing an economic impact in the agriculture, oil or automobile industries; and
- Changes in the availability and price of natural gas and the market for wet and modified wet distillers grains.

Both Iowa and National corn yield productions look promising. As of November 1, 2003, Iowa's 2003 corn harvest was forecast to yield an average of 159.0 bushels per acre and an aggregate of 1.91 billion bushels. The Iowa production estimates, if realized, would make the 2003 Iowa corn harvest the third highest corn crop on record. National corn production was forecast on November 1, 2003 to average 143.2 bushels per acre with total production estimated at 10.3 billion bushels. If realized, these national production estimates would make the national 2003 corn harvest the largest on record. We expect the large corn harvest to ensure adequate corn supply at reasonable prices, however, we must watch changes in demand and actual production numbers, as they can impact the actual availability and price of corn. As a measure of protection and to minimize our price risk, we have entered into commodity option contracts for the purchase of corn.

As promising as the Iowa and National corn yield productions look, natural gas prices are cause for concern. Natural gas is an important input to our manufacturing process. We use natural gas to dry our distillers grains products to moisture contents at which they can be stored for long periods, transported greater distances, and desired by broader livestock markets, including poultry and swine. Unfortunately, natural gas has recently been available only at prices exceeding historical averages. These prices increase our costs of production. We expect natural gas prices to remain high or increase at least through the 2003-2004 winter months. We purchased options to buy natural gas at affordable rates in order to protect a sustainable level of operating revenues. Lower prices than expected for other inputs, increased operating efficiencies, and sales of our wet distillers grains products also help protect our operating profits. Nonetheless, we may not recover high costs of production resulting from high natural gas prices.

We anticipate spending approximately $55 million over the next twelve months. We have projected to spend approximately $51.8 million on direct cost of goods sold and production costs. We also expect to incur approximately $3.2 million for general and administrative costs. Our production costs could rise, however, if the cost of natural gas increases.

We expect to fund our costs and expenditures for the next 12 months using cash flow from continuing operations, lines of credit through our revolving promissory note and cash reserves. Based upon our expected sources of funds, we do not anticipate a need to raise additional funds within the next 12 months.

Just as ethanol fuels America, the energy behind us is the 31 dedicated and hardworking employees of LSCP, LLLP. We are thankful for their devotion to making our ethanol plant a success.

Sincerely,

Daryl Haack
President

BUSINESS OF THE COMPANY

Principal Products and their Markets

Little Sioux Corn Processor, LLC's major asset is the sole general partnership interest in LSCP, LLLP (the "Limited Partnership"), an Iowa limited liability limited partnership. LSCP, LLLP is the owner and operator of a 40 million gallon per year ethanol plant near Marcus, Iowa. The location of the plant gives us close proximity to existing grain production and accessibility to road and rail transportation.



The plant produces ethanol and distiller grains. Ethanol is a fuel component made primarily from corn and various other grains and can be used as: (i) and octane enhancer in fuels; (ii) an oxygenated fuel additive for reducing ozone and carbon monoxide vehicle emissions; and (iii) a non-petroleum based gasoline substitute. Approximately 95% of all ethanol is used in its primary form for blending with unleaded gasoline and other fuel products. Ethanol fuels are significant domestic fuel additive that provides a means to control carbon monoxide emissions in large metropolitan areas, making it an important component in the implementation of the Federal Clean Air Act.

The wholesale gasoline marketer or blender is the principal purchaser of ethanol. The principal markets for our ethanol are petroleum terminals nationwide.

A key by-product of the ethanol process is distillers grain. Distillers grain is a high protein, high-energy animal feed supplement marketed to the beef and dairy industries. Distillers grain contains bypass protein that is superior to other protein supplements, such as cottonseed meal and soybean meal. Bypass protein is more digestible to the animal, thereby generating greater lactation in milk cows and greater weight gain in beef cattle.

Distribution Methods

The Limited Partnership entered into a marketing agreement with Minnesota Corn Processors, L.L.C. ("MCP") to market and distribute our ethanol. The marketing agreement was subsequently assigned to Archer Daniels Midland Company ("ADM") as part of ADM's acquisition of MCP. We pay ADM a fixed price per gallon of ethanol sold in exchange for ADM's marketing, sales, storage and transportation services. We are in year two of the initial four-year term of the marketing agreement. Unless the parties agree otherwise, the agreement automatically renews for successive one-year periods at the end of the initial term.

In addition, the Limited Partnership has entered into a marketing agreement with Commodity Specialist Company ("CSC") for the marketing and selling of the distillers grains. Our agreement with CSC does not include the distiller grains we produce and sell directly to local farmers. For distiller grains marketed by CSC, we receive a percentage of the selling price received by CSC from the customer.

Competitive Business Conditions

The ethanol production industry is keenly competitive in the United States. We compete nationally and regionally with an increasing number of ethanol production plants. Currently, Iowa has eleven other planned and operating producer-owned ethanol plants, with production levels ranging from 15 million gallons to 40 million gallons of ethanol per year. There are also numerous other producer and privately owned ethanol plants planned and operating throughout the Midwest and elsewhere in the United States.

The ethanol industry has grown to over 59 production facilities in the United States. Industry authorities estimate that these facilities are capable of producing approximately 3.0 billion gallons of ethanol per year. Plans to construct new plants or to expand existing plans have been announced which would increase capacity by approximately 587 million gallons per year. Additionally, alternative fuels, gasoline oxygenates and ethanol production methods are continually under development by competitor ethanol and oil companies with tremendous resources. The intense competition and rapid growth of the ethanol industry constitute significant risk factors in our operation.

However, we believe we compete favorably with other ethanol plants, particularly those of similar size, on price and delivery service. Our proximity to ample grain supplies and multiple modes of transportation allows us to compete promisingly on price and delivery with the other ethanol producers. Our ready access by rail to growing ethanol markets is a great advantage to us in competing with other ethanol producers.

Sources of Raw Materials

Corn is our major raw material used in the production of ethanol. We have a grain dealer's license and our own grain sourcing staff to acquire the corn necessary for our operation. In addition, we have identified a number of grain elevators as potential sources of grain in northwestern Iowa for additional corn delivery. The grain required for our operation is readily available both through our own grain sourcing staff and local grain elevators.

Dependence of one or a few Major Customers

The key dependency we have is our reliance on ADM and CSC for the marketing and distribution of our products. These two companies are responsible for selling and marketing almost all of our products.

Effect of Governmental Regulation

Ethanol has important applications, primarily as a high quality octane enhancer and an oxygenate capable of reducing air pollution and improving automobile performance. The ethanol industry is heavily dependent, however, on several economic incentives to produce ethanol, including federal ethanol supports.

The Federal Oxygen Program and the Reformulated Gasoline Program have favorably affected ethanol sales. The use of ethanol as an oxygenate to blend with fuel to comply with federal mandates also has been aided by federal tax policy.

The ethanol industry and our business depend upon continuation of the federal ethanol supports discussed above. These incentives have supported a market for ethanol that might disappear without the incentives. Alternatively, the incentives may be continued at lower levels than at which they currently exist. The elimination or reduction of such federal ethanol supports would make it more costly for us to produce and sell our ethanol.

Costs and Effects of Compliance with Environmental Laws

We are subject to extensive air, water and other environmental regulations and we have been required to obtain a number of environmental permits to construct and operate the plant. We have obtained all of the necessary permits to begin plant operations including, air pollution construction permits, a pollutant discharge elimination system general permit, storm water discharge permits, a water withdrawal permit, and an alcohol fuel producer's permit. In addition, we have completed a spill prevention control and countermeasures plan. As of September 30, 2003, we had incurred expenses of approximately $200,000 in complying with environmental laws, including the cost of obtaining permits. Although we have been successful in obtaining all of the permits currently required, any retroactive change in environmental regulations, either at the federal or state level, could require us to obtain additional or new permits or spend considerable resources on complying with such regulations.

We are subject to oversight activities by the EPA. There is always a risk that the EPA may enforce certain rules and regulations differently than Iowa's environmental administrators. Iowa or EPA rules are subject to change, and any such changes could result in greater regulatory burdens on plant operations. We could also be subject to environmental or nuisance claims from adjacent property owners or residents in the area arising from possible foul smells or other air or water discharges from the plant.

Employees



As of September 30, 2003, we had a total of 31 full-time employees. We have 25 full-time employees in ethanol production operations and 6 full-time employees in general management and administration. We do not expect to hire a significant number of additional employees during the next 12 months.

THE DIRECTORS AND OFFICERS

Daryl Haack, Chairman, President and Class A Director – Age 60

Mr. Haack has served on the board since its inception and served as the vice-chairman of its predecessor steering committee. He has been farming in northwest Iowa since 1965. He farms about 900 crop acres with approximately half corn and half soybeans. He is co-owner of a swine-finishing corporation with 17 other people and currently is chairman of the board. Mr. Haack is serving his eighth year as a member of the Iowa Corn Promotion Board and is currently chairman. He is also a delegate to the National Corn Grower's Association's Corn Congress and to the Board of Delegates of the U.S. Grains Council.

Ron Wetherell, Vice-Chairman, Vice-President and Class A Director – Age 59

Mr. Wetherell has served on the board of the Company since its inception and served on its predecessor steering committee. Since 1966, he has owned and operated a number of Cherokee County business including a repair shop that has grown into Wetherell Manufacturing Co., a designer and manufacturer of farm implements, hydraulic cylinders, and truck utility bodies, and Wetherell Cable TV which services seven separate communities in northwest Iowa. Mr. Wetherell served on the Cleghorn City Council and served as mayor of Cleghorn for seven years. In 1992, he was elected to the Cherokee County Board of Supervisors and is currently serving his third term.

Tim Ohlson, Secretary and Class A Director – Age 53

Mr. Ohlson has served on the board of the Company since its inception. For the past five years, Mr. Ohlson has operated a grain and livestock farm north of Meriden. He currently serves as president of the Cherokee County Farm Bureau. He has been a board member of CML Telephone board for twelve years and currently serves as its secretary.

Doug Lansink, Treasurer and Class A Director – Age 46

Mr. Lansink Treasurer, has served on the board since its inception and served as the treasurer of its predecessor steering committee. He operates a livestock and grain farm in Ida County, Iowa, has been active in the Ida County Pork Producers and has served as its treasurer and vice president. He was also the president of Ida County Farm Bureau and is currently serving as the Ida County Farm Bureau voting delegate.

Verdell Johnson, Class A Director – Age 67

Mr. Johnson has served on the board since its inception and served as the secretary of its predecessor steering committee. He previously served as secretary of the Company. He owns and operates a livestock and grain farm in Cherokee County and is a Cherokee County Farm Bureau director. He is also a South

Dakota State University graduate and was commissioned in the Army. Mr. Johnson also chaired the Iowa Sheep Producer Association and the Iowa Farm Bureau Sheep Advisory Committee.

Myron Pingel, Class A Director – Age 64

Mr. Pingel has served on the board since its inception and served on its predecessor steering committee. He has owned and operated a grain and livestock farm north of Aurelia since 1965. He currently serves as chairman of the Maple Valley Mutual Insurance Company, and chairman of Twin Valley Producers Network farrowing group. His past board positions include Farmers Coop Elevator, First Farmers Coop, Aurelia Community School Board, and St. Paul Lutheran Church Council.

Darrell Downs, Class A Director – Age 66

Mr. Downs has served on the board since its inception and served on its predecessor steering committee. Mr. Downs is employed as a marketing manager for a regional seed company and currently serves as the mayor of Marcus, Iowa. Prior to serving as mayor, he served on the Marcus City Council for eight years and assisted in the fundraising and development of various construction activities in Marcus, and is involved in economic development for Cherokee County.

Roland Schmidt, Class A Director – Age 54

Mr. Schmidt has served on the board since its inception and served on its predecessor steering committee. He operates a grain and livestock farm in Sac County, and owns an interest in a partnership that finish feeds 5,000 to 6,000 head of hogs annually. He is currently serving as the Sac County Farm Bureau voting delegate, having previously served as president and vice president, as well as chairman of several county committees.

Vincent Davis, Class A Director – Age 52

Mr. Davis has served on the board since its inception and served on its predecessor steering committee. He currently serves as Iowa Farm Bureau Federation regional manager in region 10, which encompasses five counties in west central Iowa. Prior to serving as the IFBF regional manager, he served as an Iowa Soybean Association field representative for more than 10 years. Mr. Davis is also currently serving as a city councilman for the City of Early.

Jeff Coale, Class B Director - Age 38

Mr. Coale was appointed to the board in March, 2002 by Indeck Energy Services, Inc., as a limited partner in the partnership. For the past five years, Mr. Coale has been employed by Indeck Power Equipment Company as vice-president of sales where he has been responsible for business development efforts on steam generation related projects.

Steve Core, Class B Director – Age 53

Fagen, Inc., as a limited partner in the limited partnership, appointed Mr. Core to the board in March 2002. From 1994 through 2002, Mr. Core served as general manager of Corn Plus, a Winnebago, Minnesota ethanol producer, where he supervised a staff of 34 employees that operated a plant producing 44 million gallons of ethanol annually. Since 2002, Mr. Core has served as a consultant to Fagen, Inc., with respect to new ethanol plant construction. He is a member of the Minnesota Ethanol Coalition, a director of the Renewable Fuels Association and Corn Growers Association.

Dave Vander Griend, Class B Director – Age 50

Mr. Vander Griend is a limited partner in the limited partnership and appointed himself to the board in March 2002. He is president and CEO of ICM, Inc., the company that provided the process design technology for our ethanol plant. He has worked in the ethanol industry since 1978 and has extensive experience.

Marty Lyons, Class B Director – Age 45

MCP Holding Company appointed Mr. Lyons to the board in March, 2002,, LLC, as a limited partner in the limited partnership. For the past five years, Mr. Lyons has been employed by Archer Daniels Midland Company and is currently the vice-president and director of ADM's Ethanol Sales group, which includes management of ADM's domestic and international fuel, beverage and industrial ethanol marketing and sales efforts.

MARKET FOR MEMBERSHIP UNITS AND RELATED MEMBER MATTERS

No public trading market exists for our units. We have created a private qualified online matching service in order to facilitate trading among our members. Our online matching service consists of an electronic bulletin board that provides information to prospective sellers and buyers of our units. We do not receive any compensation for creating or maintaining the matching service and we do not become involved in any purchase or sale negotiations arising from our qualified matching service. In advertising our qualified matching service, we do not characterize the Company as being a broker or dealer or an exchange. We do not give advice regarding the merits or shortcomings of any particular transaction. We do not receive, transfer or hold funds or securities as an incident of operating the online matching service. We do not use the bulletin board to offer to buy or sell securities other than in compliance with the securities laws, including any applicable registration requirements. We have no role in effecting the transactions beyond approval, as required under our operating agreement and the issuance of new certificates. In the past year, units were sold at a high of $1,250.00 and a low of $1,222.22.

As of September 30, 2003, the Company had 10,941 Class A units issued and outstanding and a total of 649 Class A unit holders. As of September 30, 2003, we had not made any distributions to our Class A unit holders. Distributions to our unit holders are subject to certain loan covenants and restrictions that require us to make additional loan payments based on excess cash flow. Therefore, distributions to our unit holders may be reduced during the period of time in which we make these additional loan payments. Revenues generated from plant operations will be distributed by the Limited Partnership to us in proportion to our equity ownership in the limited partnership. Our receipt of revenues from the Limited Partnership will in turn be distributed to our unit holders. Now that we have commenced plant operations, we expect to make distributions to our unit holders in proportion to the number of units held by each unit holder. A unit holder's distribution is determined by dividing the number of units owned by such unit holder by the total number of units outstanding. Our Class A directors have complete discretion over the timing and amount of distributions to our unit holders, however, our operating agreement requires the Class A directors to endeavor to make cash distributions at such times and in such amounts as will permit our unit holders to satisfy their income tax liability in a timely fashion.

Copies of the Company's Annual Report on Form 10-KSB, including financial statements and the notes to financial statements are available from Little Sioux Corn Processing, LLC without charge upon written request to the Company Attention: Daryl Haack, P.O. Box 508, Marcus, IA 50135. The 2003 Form 10-KSB with exhibits is also available at no cost through the SEC's Internet site (www.sec.gov).

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Little Sioux Corn Processors, LLC and Subsidiary
Marcus, Iowa

We have audited the accompanying consolidated balance sheet of Little Sioux Corn Processors, LLC and Subsidiary, previously a development stage company, as of September 30, 2003 and December 31, 2002, and the related consolidated statements of operations, changes in members' equity and accumulated other comprehensive income, and cash flows for the nine month fiscal year ended September 30, 2003 and the twelve month fiscal year ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Little Sioux Corn Processors, LLC and Subsidiary, previously a development stage company, as of September 30, 2003 and December 31, 2002, and the results of their operations and their cash flows for the nine month fiscal year ended September 30, 2003 and twelve month fiscal year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Certified Public Accountants

Minneapolis, Minnesota
October 31, 2003

LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY

Consolidated Balance Sheet

ASSETS	September 30 2003	December 31 2002
Current Assets		
Cash	$ 536,483	$ 269,162
Restricted cash	12,902	268,195
Trade accounts receivable	1,753,362	
Other receivables	3,362,970	8,454
Inventory	1,386,571	
Derivative instruments	397,950	
Prepaid expenses	598,102	17,487
Total current assets	8,048,340	563,298
Property and Equipment		
Land and improvements	2,377,832	1,575,584
Buildings	15,147,828	
Processing equipment	26,476,854	
Grain handling equipment	5,084,206	
Rail and other equipment	1,204,791	
Furniture and fixtures	156,178	33,606
Construction in progress		41,800,320
	50,447,689	43,409,510
Less accumulated depreciation	1,650,348	4,607
Net property and equipment	48,797,341	43,404,903
Other Assets		
Deferred loan costs, net	463,191	477,874
	463,191	477,874
Total Assets	$ 57,308,872	$ 44,446,075

Notes to Consolidated Financial Statements are an integral part of this Statement.

LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY

Consolidated Balance Sheet

LIABILITIES AND MEMBERS' EQUITY	September 30 2003	December 31 2002
Current Liabilities		
Bank overdraft		$ 220,354
Revolving promissory note	$ 775,165	
Current maturities of long-term debt	2,957,267	1,743,201
Accounts payable		
Trade	509,241	12,269
Construction	250,000	
Derivative instruments		529,561
Accrued liabilities	460,179	50,916
Total current liabilities	4,951,852	2,556,301
Long-Term Debt, net of current maturities	28,157,443	25,059,217
Commitments and Contingencies		
Members' Equity		
Member contributions, net of costs related to capital contributions, 10,941 units outstanding at September 30, 2003 and December 31, 2002	10,842,237	10,842,237
Accumulated other comprehensive loss; net unrealized loss on derivative instruments	(217,441)	(438,257)
Retained earnings	3,522,028	(549,175)
	14,146,824	9,854,805
Minority interest	10,052,753	6,975,752
Total members' equity	24,199,577	16,830,557
Total Liabilities and Members' Equity	$ 57,308,872	$ 44,446,075

Notes to Consolidated Financial Statements are an integral part of this Statement.

LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY

Consolidated Statement of Operations

	Nine Month Fiscal Year Ended September 30, 2003	Twelve Month Fiscal Year Ended December 31, 2002
Revenues	$ 31,814,299	
Cost of Goods Sold	27,462,227	
Gross Profit	4,352,072	
Operating Expenses	2,660,909	$ 496,111
Operating Income (Loss)	1,691,163	(496,111)
Other Income/Expense		
Interest income		35,581
Interest expense	(847,223)	
CCC Bioenergy income	5,535,733	
Grants and other income	612,206	91,563
Total other income	5,300,716	127,144
Net Income (Loss) Before Minority Interest	6,991,879	(368,967)
Minority Interest in Subsidiary Income (Loss)	2,920,676	(154,311)
Net Income (Loss)	$ 4,071,203	$ (214,656)
Weighted Average Units Outstanding	10,941	6,146
Net Income (Loss) Per Unit	$ 372.11	$ (34.93)

Notes to Consolidated Financial Statements are an integral part of this Statement.

LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY

Consolidated Statement of Changes in Members' Equity and Accumulated Other Comprehensive Income

	Member Contributions	Retained Earnings	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Minority Interest
Balance - December 31, 2001	$ 463,248	$ (334,519)			
Initial public offering, June 24, 2002 for 10,002 membership units	10,226,000				
Costs related to capital contributions	(156,624)				
Minority interest capital contribution					$ 7,750,000
Capital reallocation upon investment in units of LSCP, LLLP	309,613				(309,613)
Comprehensive loss					
Net loss		(368,967)			
Minority interest in net loss		154,311			(154,311)
		(214,656)	$ (214,656)		
Other comprehensive loss:					
Unrealized loss on derivative contracts			(748,581)		
Minority interest in loss on derivative contracts			310,324		(310,324)
			(438,257)	$ (438,257)	
Comprehensive loss			$ (652,913)		
Balance - December 31, 2002	10,842,237	(549,175)		(438,257)	6,975,752
Net income		6,991,879			
Minority interest in net income		(2,920,676)			2,920,676
		4,071,203	$ 4,071,203		
Other comprehensive income:					
Unrealized loss on derivative instruments			(79,647)		
Less: reclassification adjustment for losses included in net income			456,788		
Minority interest in loss on derivative instruments			(156,325)		156,325
			220,816	220,816	
Comprehensive income			$ 4,292,019		
Balance - September 30, 2003	$ 10,842,237	$ 3,522,028		$ (217,441)	$ 10,052,753

Notes to Consolidated Financial Statements are an integral part of this Statement.

LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY

Consolidated Statement of Cash Flows

	Nine Month Fiscal Year Ended September 30, 2003	Twelve Month Fiscal Year Ended December 31, 2002
Cash Flows from Operating Activities		
Net income (loss)	$ 4,071,203	$ (214,656)
Adjustments to reconcile net income (loss) to net cash from operations:		
Depreciation and amortization	1,669,610	4,607
Minority interest in subsidiary's loss	2,920,676	(154,311)
Loss on derivative instruments	567,490	
Change in assets and liabilities:		
Receivables	(5,107,878)	(8,454)
Restricted cash	255,293	(268,195)
Inventory	(1,386,571)	(219,020)
Derivative instruments	(1,117,860)	
Prepaid expenses	(580,615)	(16,216)
Accounts payable	496,972	(51,977)
Accrued liabilities	409,263	34,132
Net cash provided by (used in) operating	2,197,583	(894,090)
Cash Flows from Investing Activities		
Capital expenditures	(293,274)	(18,417,357)
Net cash used in investing activities	(293,274)	(18,417,357)
Cash Flows from Financing Activities		
Bank overdraft	(220,354)	220,354
Proceeds from short-term debt	775,165	
Proceeds from issuance of long-term debt	1,383,924	2,274,000
Payments of long-term debt	(3,566,537)	(385,724)
Member contributions		10,226,000
Minority investment		7,750,000
Payments for costs of raising capital		(26,496)
Loan costs	(9,186)	(477,874)
Net cash from (used in) financing activities	(1,636,988)	19,580,260
Net Increase in Cash	267,321	268,813
Cash – Beginning of Period	269,162	349
Cash – End of Period	$ 536,483	$ 269,162

Notes to Consolidated Financial Statements are an integral part of this Statement.

LITTLE SIOUX CORN PROCESSORS, LLC AND SUBSIDIARY

Consolidated Statement of Cash Flows

	Nine Month Fiscal Year Ended September 30, 2003		Twelve Month Fiscal Year Ended December 31, 2002	
Supplemental Cash Flow Information				
Cash paid during the year for:				
Interest	$	**1,022,668**	$	358,339
Supplemental Disclosure of Noncash Investing and Financing Activities				
Construction in progress included in accounts payable	$	**250,000**		
Capital lease obligations incurred	$	**4,337**	$	358,916
Property and equipment financed with note payable and construction payable	$	**6,490,568**	$	24,390,508
Reallocation of capital			$	309,613
Costs of raising capital reclassified from deferred offering costs			$	130,128

Notes to Consolidated Financial Statements are an integral part of this Statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Little Sioux Corn Processors, LLC (the "LLC") and its 58.5% owned subsidiary, LSCP, LLLP (the "LSCP"), collectively, the "Company." All significant intercompany balances and transactions are eliminated in consolidation.

Minority Interest

Amounts recorded as minority interest on the balance sheet relate to the net investment by limited partners in LSCP plus or minus any allocation of income or loss of LSCP. After giving effect to certain special allocations, income and losses of LSCP will be allocated to the partners based upon their respective percentage of partnership units held. The minority interest share of the comprehensive income for the nine month fiscal year ending September 30, 2003 is $3,077,001. The minority interest share of the comprehensive loss for the twelve month fiscal year ending December 31, 2002 is $464,635.

Nature of Business

The Company was organized to pool investors, some of whom provide a corn supply, for a 40 million gallon ethanol plant, located near Marcus, Iowa, with distribution to upper Midwest states. In addition, the Company produces and sells distillers dried grains with solubles (DDGS) as a co-product of ethanol production.

On October 16, 2001, the LLC formed LSCP, LP, a limited partnership of which the LLC is the general partner. LSCP owns the plant on which construction began in 2001 and all of the LLC's operations are conducted through LSCP. Prior to commencing operations in April 2003, the Company was a development stage company. On June 26, 2003, the members of the LLC approved an election by LSCP, LP to convert to an Iowa limited liability limited partnership, LSCP, LLLP.

Fiscal Reporting Period

On June 26, 2003, the Company adopted a fiscal year ending September 30 for reporting financial operations. Prior to that, the Company had a fiscal year ending December 31 for reporting financial operations.

Accounting Estimates

Management uses estimates and assumptions in preparing these consolidated financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition

Revenue from the sale of the Company's products is recognized at the time title to the goods and all risks of ownership transfer to the customers. This generally occurs upon shipment to the customer or when the customer picks up the goods.

The Company records revenue from federal and state incentive programs related to the production of ethanol when the Company has sold the ethanol and completed all the requirements of the applicable incentive program.

Grants

The Company recognizes grant income as other income for reimbursement of expenses incurred upon complying with the conditions of the grant. For reimbursements of capital expenditures, the grants are recognized as a reduction of the basis of the asset upon complying with the conditions of the grant. During fiscal 2003, the Company received two grants totaling approximately $605,000 for beginning working capital and employee training. The Company recognized the grants in other income as all of the conditions for these grants have been met.

Commodity Credit Corporation Bioenergy Program

During fiscal 2003, the Company enrolled in the Commodity Credit Corporation Bioenergy Program (CCC), a department of the United States Department of Agriculture. This program enables the Company to receive payments based on increases in production of ethanol over the previous year of up to $7,500,000 per year. New production is eligible and is considered increased production. Payments under the program are subject to pro rata reduction if aggregate payments to all producers in any fiscal year exceed the maximum annual funding of the program. During the nine month fiscal year ended September 30, 2003, the Company recorded $5,535,733 as other income from the CCC and at September 30, 2003 had $3,331,425 recorded in other receivables. As required by provisions of the term notes described in Note 6, all payments collected from the CCC totaling $2,204,308 were remitted to the lending institution during the nine month fiscal year ended September 30, 2003.

Shipping Costs

The Company includes costs of shipping products to customers in cost of sales.

Cash

The Company maintains its accounts primarily at two financial institutions. At times throughout the year, the Company's cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation.

Restricted Cash

The Company is required to maintain cash balances at its broker related to derivative instrument positions.

Trade Accounts Receivable

Credit terms are extended to customers in the normal course of business. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral.

Trade accounts receivable are recorded at their estimated net realizable value. The Company follows a policy of providing an allowance for doubtful accounts; however, based on historical experience, and its evaluation of the current status of receivables, the Company is of the belief that such accounts will be collectible in all material respects and thus an allowance is not necessary. Accounts are considered past due if payment is not made on a timely basis in accordance with the Company's credit terms. Accounts considered uncollectible are written off.

For the nine month fiscal year ending September 30, 2003, revenues from the sale of ethanol to the marketing agent as described in Note 12 were approximately $26,313,000 or 83% of total revenue. For the nine month fiscal year ending September 30, 2003, revenues from the sale of DDGS and other co-products were approximately $5,501,000 or 17% of total revenue. One customer purchased approximately $2,798,000 of DDGS and other co-products under the grain and solubles marketing agreement as described in Note 12.

Inventory

Inventory consists of raw materials, work in process, and finished goods. Corn is the primary raw material and, along with other raw materials, is stated at the lower of average cost or market. Finished goods consist of ethanol produced and DDGS, and are stated at the lower of first-in, first-out, (FIFO method) cost or market.

Property and Equipment

Property and equipment are stated at the lower of cost or estimated fair value. Depreciation is computed over estimated useful lives by use of the straight-line method. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized. The present value of capital lease obligations are classified as long-term debt and the related assets are included in equipment. Amortization of equipment under capital lease is included in depreciation expense.

The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Deferred Loan Costs

Costs associated with the issuance of the construction loan discussed in Note 6 are recorded as deferred loan costs, net of accumulated amortization. Loan costs are amortized to operations over the life of term note #2 using the effective interest method. The construction loan was converted to term notes on June 23, 2003, at which point the Company began amortizing the related loan costs using the effective interest method.

Derivative Instruments

The Company enters into derivative instruments to hedge the variability of expected future cash flows related to forecasted corn and natural gas purchases, forward purchase contracts, and interest rates. The Company does not typically enter into derivative instruments other than for hedging purposes. All derivative instruments are recognized on the September 30, 2003 and December 31, 2002 balance sheet at their fair market value. On the date the derivative instrument is entered into, the Company will designate the derivative as either a hedge of the variability of cash flows of a forecasted transaction or will not designate the derivative as a hedge. Changes in the fair value of a derivative that is designated as, and meets all of the required criteria for, a cash flow hedge are recorded in accumulated other comprehensive income and reclassified into earnings as the hedged items affect earnings. Changes in the fair value of a derivative that is not designated as a hedge are recorded in current period earnings. Although certain derivative instruments may not be designated as, and accounted for, as a cash flow hedge, they are effective economic hedges of specified risks.

During the nine month fiscal year ended September 30, 2003, the Company dedesignated as cash flow hedges its option contract positions, although they continue to be effective economic hedges of specified risks. At September 30, 2003, the Company had recorded an asset for derivative instruments related to corn and natural gas long call option positions with a fair value of $316,726 for forecasted purchases during fiscal 2004. At September 30, 2003, accumulated other comprehensive income included $371,440 in realized losses on exited option contracts, which will be reclassified into earnings as the underlying hedged items affect earnings. The Company has recorded in cost of goods sold $648,714 related to its loss on derivative instruments for the nine month fiscal year ended September 30, 2003. The loss of $648,714 includes the reclassification from accumulated other comprehensive income of $456,788 recorded at December 31, 2002 and the related gain in fiscal 2003 of $77,724 on these positions. In addition, as a result of the dedesignation of the Company's derivative instruments, the Company recognized a gain on these remaining positions of $104,222 and a loss of $373,872 on positions not designated as cash flow hedges but acting as economic hedges, in the third quarter of fiscal 2003.

At December 31, 2002, the Company had recorded a liability for its derivative instruments outstanding of $529,561 which consisted of a group of short put options and a group of long put options that coincided with purchases of corn beginning in March 2003 and continuing until December 2003. At December 31, 2002, the short put options had an unrealized loss of $468,957 and the long put options have an unrealized loss of $37,104, net of premiums received of $23,500. During fiscal 2002, realized losses from option contracts exited totaled $242,520 were included in other comprehensive loss and reclassified into operations in fiscal 2003 as inventory was sold. During the twelve month fiscal year ended December 31, 2002, the Company had not recorded any expense related to its option positions in operations, but had recorded a total unrealized loss of $748,581 in other comprehensive loss.

At September 30, 2003, the Company had an interest rate cap, as described in Note 6, with a fair value of $81,224 recorded as an asset with derivative instruments. The interest rate cap was not designated as a cash flow hedge. The Company offset interest expense with the gain on the interest rate cap for the nine month fiscal year ending September 30, 2003.

Income Taxes

Little Sioux Corn Processors, LLC and LSCP, LLLP are treated as partnerships for federal and state income tax purposes and generally do not incur income taxes. Instead, their earnings and losses are included in the income tax returns of the members/partners. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements. Differences between consolidated financial statement basis of assets and tax basis of assets is related to capitalization and amortization of organization and start-up costs for tax purposes, whereas these costs are expensed for financial statement purposes. In addition, the Company uses the modified accelerated cost recovery system method (MACRS) for tax depreciation instead of the straight line method that is used for book depreciation, which also causes temporary differences.

Fair Value of Financial Instruments

The carrying value of cash and restricted cash approximates their fair value.

The Company believes the carrying amount of derivative instruments approximates fair value based on current market prices.

It is not currently practicable to estimate fair value of the line of credit and notes payable to the lending institution. Because these agreements contain certain unique terms, conditions, covenants, and restrictions, as discussed in Notes 5 and 6, there are no readily determinable similar instruments on which to base an estimate of fair value.

Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (FASB) has issued Statement No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement No. 133.

The Financial Accounting Standards Board (FASB) has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

Management does not expect the implementation of these pronouncements to have a significant effect on the Company's consolidated financial statements.

Reclassifications

The presentation of certain items in the consolidated statement of cash flows for 2002 has been changed to conform to the classifications used in the nine month fiscal year ended September 30, 2003. These reclassifications had no effect on net income as previously reported.

2. INVENTORY

Inventory consists of the following at September 30, 2003:

Raw materials	$ 561,381
Work in process	335,501
Finished goods	489,689
Total	$ 1,386,571

There was no inventory at December 31, 2002.

3. CONSTRUCTION IN PROGRESS

Amounts included in construction in progress as of December 31, 2002 are as follows:

Construction costs	$ 41,349,796
Capitalized interest	391,695
Insurance and other costs	58,829
Total	$ 41,800,320

The Company capitalized interest during the construction period of $356,071 during fiscal 2003 and a total of $747,766 in interest incurred prior to completion was capitalized. All amounts included in construction in progress have been placed in service during fiscal 2003 when operations commenced.

4. DEFERRED LOAN COSTS

The Company has deferred loan costs of $487,060 with accumulated amortization of $23,869 at September 30, 2003. At December 31, 2002 the Company had deferred loan costs of $477,874. The amortization expense related to the deferred loan costs for the nine month fiscal year ended September 30, 2003 was $23,869. There was no amortization of loan costs in 2002, as the construction note did not convert into a term note until 2003, at which point the Company began amortizing the costs.

Estimated future amortization expense by year for the next five years is as follows at September 30, 2003:

2004	$ 118,040
2005	107,510
2006	96,530
2007	85,089
2008	56,022
Total	$ 463,191

5. REVOLVING PROMISSORY NOTE

Under the terms of the financing agreement with the lending institution, the Company has a revolving promissory note of up to $3,500,000, subject to borrowing base limitations, maturing in July 2004, renewable annually thereafter. Upon conversion of the construction loan to term notes as described in Note 6, the revolving promissory note was amended whereby interest is due monthly at the one month London Interbank Offered Rate (LIBOR) plus 380 basis points which totaled 4.92% at September 30, 2003. Prior to this amendment, interest was due monthly at 1.0% plus the prime rate. The Company pays a commitment fee of .125% on the unused portion of the revolving promissory note. The outstanding balance at September 30, 2003 was $775,165. The revolving promissory note as well as the term notes described in Note 6 are subject to protective covenants under a common financing agreement requiring the Company to maintain various financial ratios, including debt service coverage, minimum net worth and working capital requirements, restrictions on distributions, secured by all business assets, and require additional loan payments based on excess cash flow.

6. LONG–TERM DEBT

Long-term debt consists of the following:

	September 30 2003	December 31 2002
Note payable to bank, principal and interest are due and payable on demand or March 4, 2004, interest is charged at 7.00%, secured by real estate, subordinate to the term notes	$ **150,000**	$ 150,000
Note payable to Iowa Corn Promotion Board, principal and interest are due and payable on July 30, 2004, no interest rate is charged as long as the note is repaid by June 30, 2004. Thereafter, interest will retroactively accrue at the prime rate, secured by a general security agreement covering substantially all assets, subordinate to term notes	**50,000**	50,000
Note payable to limited partner and general contractor, principal and interest are due and payable on July 25, 2007, interest is charged at prime plus 1% (5.00% at September 30, 2003 and 5.25% at December 31, 2002), secured by real estate, subordinate to term notes	**1,250,000**	1,250,000
Construction note payable to lending institution, converted to term notes as described below		19,777,003
Term note #2 payable to lending institution, see terms below	**15,409,002**	
Term note #3 payable to lending institution, see terms below	**10,374,165**	
Term note #4 payable to lending institution, see terms below	**2,795,692**	
Totals carried forward	$ **30,028,859**	$ 21,227,003

	September 30 2003	December 31 2002
Totals brought forward	**$ 30,028,859**	$ 21,227,003
Note payable to Iowa Energy Center, due in monthly payments of $3,472 without interest, maturing on January 29, 2009, secured by real estate, subordinated to term notes	**222,222**	
Note payable to bank due in monthly payments of $5,921 including interest at 6% maturing on January 29, 2009, secured by real estate, subordinated to term notes	**226,535**	
Note payable to Iowa Department of Economic Development, due in sixty monthly installments beginning August 1, 2004 of $1,167 without interest, payable in full on July 1, 2009, secured by all equipment	**210,000**	
Note payable to Iowa Department of Economic Development, forgivable upon completion of the ethanol plant and the sale of 40 million gallons of ethanol, otherwise due with interest at 8.25% from July 1, 2006 through 2009, secured by all equipment	**90,000**	
Capital lease obligations, due in monthly installments initially totaling $6,768 commencing April 1, 2003 including implicit interest between 7.4% and 17.4% through March 1, 2008, secured by leased equipment (see Note 7)	**337,094**	361,910
Construction payable periodically paid by draws from the construction note payable		4,613,505
Totals carried forward	**$ 31,114,710**	$ 26,202,418

		September 30 2003		December 31 2002
Totals brought forward	$	**31,114,710**	$	26,202,418
Note payable to bank, principal and interest are due and payable on demand or July 30, 2003, interest is charged at 7.00%, secured by real estate, subordinate to the term note, repaid in 2003				600,000
Totals		**31,114,710**		26,802,418
Less amounts due within one year		**2,957,267**		1,743,201
Totals	$	**28,157,443**	$	25,059,217

The Company obtained debt financing from a lending institution in the form of a construction and term loan and a revolving promissory note. The construction loan provided the lesser of 60% of the total cost of the project or $31,465,000 with a variable rate during the construction period of 1.0% plus the prime rate, which at December 31, 2002 totaled 5.25%. The construction loan was converted to three term notes on June 23, 2003, referred to by the lending institution as term notes #2, #3, and #4. Term note #2 totaled $15,732,500 at conversion, has fixed principal payments due quarterly, which began September 1, 2003, and with interest at the three month LIBOR plus 280 basis points, which totaled 3.95% at September 30, 2003, payable in full on June 1, 2008. As part of the financing agreement, the Company accepted a fixed rate option on term note #2 by entering into an interest rate swap which effectively fixes the interest rate on this term note at 5.79% until this term note is repaid on June 1, 2008.

Term notes #3 and #4 totaled $10,732,500 and $5,000,000, respectively, at conversion with term note #3 bearing interest at the three month LIBOR plus 380 basis points and term note #4 bearing interest at the one month LIBOR plus 380 basis points, which totaled 4.95% and 4.92%, respectively, at September 30, 2003, both payable in full on June 1, 2008. The Company is required to make quarterly payments of $506,588 which began on September 1, 2003. The quarterly payments are applied first to accrued interest on term note #4. The remaining amount is applied to accrued interest on the term note #3 and then to principal until this note is repaid in full or until maturity. After term note #3 is repaid, payments are applied first to accrued interest and then to principal on the term note #4 until paid in full or until maturity. Term note #4 allows subsequent borrowings up to the original $5,000,000 to the extent of principal payments made until maturity and requires a commitment fee of .375% on any used portion.

As part of the financing agreement, the premium above the LIBOR on the term notes may be reduced based on a financial ratio. The financing agreement requires an annual servicing fee of $50,000 for five years. As described in Note 1, the Company entered into an interest rate cap agreement to reduce the risk of increases in interest rates. The interest rate cap agreement is based on a notional amount of $10,000,000 and caps increases in interest rates at 6.8% on this amount until June 1, 2006.

In addition to the terms notes, the subordinated notes payable to the bank and related party require additional cash flow anticipated to be received from the CCC to be split pro rata between the subordinated debtors as additional payments on the notes.

The estimated maturities of long-term debt at September 30, 2003, by fiscal year, are as follows:

2004	$ 2,957,267
2005	2,904,175
2006	3,135,003
2007	3,195,708
2008	18,740,473
After 2008	182,084
Total long-term debt	$ 31,114,710

7. LEASES

The Company leases equipment under operating and capital leases through 2008. The Company is generally responsible for maintenance, taxes, and utilities for leased equipment. Equipment under operating leases includes rail cars and various loading and moving vehicles. In addition, the rail car lease agreement requires additional fees to be paid by the Company for excess usage and for regulatory modifications. Rent expense for operating leases was approximately $172,000 for the nine month fiscal year ended September 30, 2003. There was no rent expense in 2002.

Equipment under capital leases, including installation costs expended outside of the capital lease, are as follows:

	September 30 2003	December 31 2002
Equipment	$ 460,275	$ 363,416
Accumulated amortization	15,844	750
Net equipment under capital leases	$ 444,431	$ 362,666

At September 30, 2003, the Company had the following minimum commitments, which at inception had non-cancelable terms of more than one year:

	Operating Lease	Capital Leases
2004	$ 351,345	$ 83,180
2005	351,345	82,788
2006	351,345	80,107
2007	351,345	79,892
2008	197,473	39,946
Total minimum lease commitments	$ 1,602,853	365,913
Less amount representing interest		28,819
Present value of minimum lease commitments; included in the preceding long-term debt		$ 337,094

8. MEMBERS' EQUITY

As specified in the LLC's operating agreement, the LLC has one class of membership units. The LLC is authorized to issue 28,000 membership units. The LLC raised $10,226,000 in 2002 by issuing 10,002 units of the LLC through an initial public offering. The LLC received a $309,613 contribution of equity from the limited partners in LSCP via allocation of units in excess of net assets contributed by the LLC. The limited partners agreed to this allocation in recognition of efforts and funds previously expended for the development of the plant.

9. RELATED PARTY TRANSACTIONS

In addition to the related party transactions described previously, the Company also had the following related party transactions:

The minority investors in LSCP include Archer Daniels Midland Company (ADM), through MCP Holdings Co., LLC, which owns 800 units of LSCP, Fagen, Inc. (Fagen), the general contractor, which owns 350 units, Indeck Energy Services, LLC, which owns 300 units, and David Vander Greind, the owner of ICM, the engineering firm for LSCP, who owns 100 units. LSCP had 3,739 units outstanding at September 30, 2003 and December 31, 2002, of which the LLC owned 2,189 units as of each period end.

At September 30, 2003 and December 31, 2002, the Company had construction costs payable to Fagen of $250,000 and $4,037,006, respectively. Total fees to the engineer and Fagen related to the construction of the plant were approximately $9,795,000 during the nine month fiscal year ended September 30, 2003 and approximately $35,712,000 during the fiscal year ended December 31, 2002. At December 31, 2002, the Company had incurred site preparation costs of $493,945 recorded in a construction note payable to a member of the LLC. At September 30, 2003 and December 31, 2002, the Company had accrued interest related to the note payable to Fagen as described in Note 6 of approximately $82,000 and $21,000, respectively. ADM markets all of the ethanol sold by LSCP as described in Note 12 and received approximately $205,000 as a marketing fee during the nine month fiscal year ended September 30, 2003.

LSCP purchased approximately $2,504,000 in corn from members of the LLC during fiscal 2003.

10. EMPLOYEE BENEFIT PLAN

During fiscal 2003, the Company began a 401(k) retirement and profit sharing plan for all eligible employees. Participation in the plan is based on attaining certain age and service requirements. The Company makes a matching contribution of 3% of the participants' eligible wages. The employees vest in the Company match evenly over four years. Profit sharing expense was $569 for the nine month fiscal year ended September 30, 2003.

11. INCOME TAXES

The differences between consolidated financial statement basis and tax basis of assets are as follows:

	September 30 2003	December 31 2002
Consolidated financial statement basis of assets	$ 57,308,872	$ 44,446,075
Plus: organization and start-up costs capitalized	714,384	458,093
Less: accumulated tax depreciation and amortization greater than financial basis	(12,287,693)	
Income tax basis of assets	$ 45,735,563	$ 44,904,168

There were no differences between the consolidated financial statement basis and tax basis of the Company's liabilities.

12. COMMITMENTS AND CONTINGENCIES

As discussed in Notes 1 and 9, the Company has entered into an ethanol marketing agreement with ADM. The Company agrees to pay ADM a fixed price per gallon for every gallon of ethanol produced by the Company and sold to ADM. The initial term is until April 2007 with renewal options thereafter in one year increments.

The Company has entered into a marketing agreement whereby the Company agrees to sell certain grains and solubles. In return, the buyer agrees to pay the Company a percentage of the selling price for grains and a fixed dollar amount per ton of solubles. The agreement commences when the Company begins selling certain grains and solubles and continues for a year initially and terminable thereafter by either party.

The Company has entered into a risk management agreement for its derivative activity with a consulting firm. The consulting firm agrees to provide the Company advice, assistance and risk management services. As part of the agreement, the Company agrees to pay the consulting firm a fee of $.002 per gallon of ethanol produced during the term beginning the day of the month after production begins. The initial estimated monthly payment is $6,667. The agreement began in 2002 and continued until July 15, 2003. This agreement has been extended and is month to month until terminated by either party. During the nine month fiscal year ending September 30, 2003, the Company incurred costs of approximately $40,000 under this agreement.

At September 30, 2003, the Company has forward contracts to purchase approximately 368,000 million British thermal units (MMBTU) of natural gas during October, November, and December 2003 at $4.90 per MMBTU for a total of $1,803,200 less a deposit paid of $184,000 in September 2003.